                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

                      KAFUS ENVIRONMENTAL INDUSTRIES LTD.
                      -----------------------------------
                               (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                        -------------------------------
                        (Title of Class of Securities)

                                  482910 10 6
                                 --------------
                                 (CUSIP Number)

                                 Julia Murray
                           General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                             Houston, Texas 77002
                                (713) 853-6161
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                March 11, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (SS) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

------------------------
CUSIP NO.:  482910 10 6
------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON

         Sundance Assets, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
  NUMBER OF
   SHARES                  0
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY            8     SHARED VOTING POWER
   EACH
 REPORTING                 9,775,000
  PERSON        ----------------------------------------------------------------
   WITH              9     SOLE DISPOSITIVE POWER
                           0
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           9,775,000
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,775,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
         N/A
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         27.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

------------------------
CUSIP NO.:  482910 10 6
------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON

         Enron Capital & Trade Resources Corp.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
  NUMBER OF
   SHARES                  0
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY            8     SHARED VOTING POWER
   EACH
 REPORTING                 11,262,000
  PERSON        ----------------------------------------------------------------
   WITH              9     SOLE DISPOSITIVE POWER
                           0
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           11,262,000
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,262,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
         N/A
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D


------------------------
CUSIP NO.:  482910 10 6
------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON

         Enron Corp.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oregon
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
  NUMBER OF
   SHARES                  0
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY            8     SHARED VOTING POWER
   EACH
 REPORTING                 11,262,000
  PERSON        ----------------------------------------------------------------
   WITH              9     SOLE DISPOSITIVE POWER
                           0
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           11,262,000
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,512,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
         N/A
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                           STATEMENT ON SCHEDULE 13D

NOTE:   This Schedule 13D/A amendment is being filed by (i) Sundance Assets,
L.P. ("Sundance"), (ii) Enron Capital & Trade Resources Corp. ("ECT") and (iii) Enron Corp. ("Enron"), which are collectively referred to as the "Reporting Entities." All information with respect to Kafus Environmental Industries, Ltd., a British Columbia corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entities. The joint Schedule 13D of Enron and ECT dated July 27, 1997 (the "July filing"), as amended by a Schedule 13D/A dated September 4, 1998 (the "September filing"), and as further amended by a
Schedule 13D/A dated January 12, 1999 (the "January filing"), is further amended by the following:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; ITEM 4. PURPOSE OF TRANSACTION AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     ECT Merchant Investments Corp. ("ECT Merchant"), a Delaware corporation, is a wholly owned subsidiary of ECT and is engaged primarily in the business of owning and managing a diversified portfolio of energy related investments. On March 1, 1999, ECT transferred to ECT Merchant 100,000 shares of Common Stock of the Issuer as a capital contribution. On March, 11, 1999, ECT Merchant purchased warrants from the Issuer in consideration of advances it made to the Issuer under the terms of a new credit facility which were funded from ECT Merchant's working capital. As a result of this transaction, ECT Merchant acquired beneficial ownership of 637,000 shares of Common Stock that are issuable pursuant to two of the three warrants purchased.

     On March 11, 1999, the Issuer also issued a convertible note and amended certain existing instruments and agreements. These changes and new arrangements are reflected in the following documents, each of which is dated as of March 11, 1999:

     (i) Amended and Restated Note Agreement between the Issuer and ECT Merchant (the "New Advancing Credit Facility Agreement"), which (a) provides for the issuance to ECT Merchant of a Convertible Promissory Note (Advancing Credit

Facility) in the maximum amount of $7.5 million (the "$7.5 Million Note"), (b) defines the terms and conditions governing advances under the $7.5 Million Note, and (c) supersedes the Note Agreement dated as of December 31, 1998 between the Issuer and ECT (the "December Note Agreement");

     (ii) $7.5 Million Note payable to ECT Merchant, the outstanding principal balance and accrued interest of which may be converted into Common Stock at the option of the holder at a conversion price of $4.00, subject to antidilution adjustments, if the note is not paid on its December 31, 2000 maturity date;

     (iii) Amended and Restated Convertible Promissory Note (the "Amended Term Loan B Note"), which is further described below and which amends the Convertible Promissory Note ("Term Loan B Note") dated as of December 31, 1998;

     (iv) Warrant Agreement between the Issuer and ECT Merchant (the "New Warrant Agreement"), which sets forth certain covenants relating to warrants ECT Merchant purchased which entitle it to acquire an aggregate of 937,500 shares of Common Stock;

     (v) three Warrants issued to ECT Merchant pursuant to the New Warrant Agreement, which entitle the holder to purchase 150,000, 487,500 and 300,000 shares, respectively, of Common Stock;

     (vi) Amended and Restated Note Agreement (Sundance Assets, L.P.) between Sundance and the Issuer, which amends the December Note Agreement by separately setting out the rights and obligations under the December Note Agreement that relate to Convertible Promissory Note (Term Loan A) issued to ECT pursuant thereto (the "Term Loan A Note");

     (vii) Amendment to Warrant Agreement between the Issuer and Sundance, which acknowledges that the Amended and Restated Registration Rights Agreement described below applies to the 1,545,000 warrants held by Sundance;

     (viii) Registration Rights Agreement between the Issuer and ECT Merchant, which requires the Issuer to file a shelf registration statement by June 30, 1999 covering (a) the Common Stock held by ECT Merchant, (b) all Common Stock issuable upon exercise of the warrants issued pursuant to the New Warrant Agreement and (c) all Common Stock issuable upon the conversion of the Amended Term Loan B Note, the $7.5 Million Note and certain other notes and

     (ix) Amended and Restated Registration Rights Agreement between the Issuer and Sundance, which amends and restates the Registration Rights Agreement dated as of December 31, 1998 with ECT described in the January filing so as to provide for the registration of all Common Stock that may be held by Sundance and all Common Stock issuable pursuant to the exercise or conversion of the warrants and notes which were transferred from ECT to Sundance.

     ECT Merchant may convert the outstanding principal balance of the Amended Term Loan B Note into Common Stock during the period that begins December 31, 2000 and ends December 31, 2003; the conversion price is $8.00 per share, subject to antidilution adjustments. During that period, ECT Merchant may convert the accrued interest on the Amended Term Loan B Note into Common Stock (and upon any conversion of principal, ECT Merchant shall convert the interest accrued on such principal) at a conversion price that equals the lesser of the principal conversion price and the average price of the Common Stock for the 30 days preceding the determination date. ECT Merchant must surrender the Amended Term Loan B Note and any Common Stock received upon its conversion if (a) on or before December 31, 2000, the Issuer has closed and funded three or more projects described in the note, (b) on or before December 31, 2000, (i) the Issuer has prepaid or repaid in full in cash, and not by conversion or other agreement, the outstanding principal balance and all accrued but unpaid interest on (x) the $12.5 million Convertible Promissory Note (Advancing Credit Facility
Note) dated as of December 31, 1998 made by the Issuer (the "$12.5 Million Note") and the $7.5 Million Note, (ii) such payments occur at a time when no event of default has occurred, and (iii) all commitments of ECT Merchant to lend which are related to the $12.5 Million Note and the $7.5 Million Note have been terminated, and (c) the weighted average trading price of the Common Stock for the 15 trading days immediately preceding December 31, 2000 is greater than $7.00.

     One warrant issued pursuant to the New Warrant Agreement entitles ECT Merchant to purchase 150,000 shares of Common Stock at $4.00 per share, subject to antidilution adjustments, during the period that begins April 30, 1999 and ends January 31, 2009. This warrant terminates if, prior to April 30, 1999, both
(1) either (a) a third party not affiliated with the warrantholder purchases the depreciation of CanFibre of Riverside, Inc. ("CanFibre"), an affiliate of the Issuer, and invests in CanFibre in a manner which (x) has provided at least $8.0 million in distributable cash proceeds to CanFibre U.S. Inc., (y) is subordinate to all of the loans made by the warrantholder and ECT to CanFibre, and (z) is otherwise reasonably acceptable to the warrantholder or (b) the Issuer has sold interests in itself in a manner which has provided at least $8.0 million in cash proceeds and is otherwise reasonably acceptable to the warrantholder and (2) the $4.25 million Convertible Promissory Note (Term Loan C) dated as of December 31, 1998 which was issued by the Issuer to ECT and assigned to ECT Merchant has been prepaid or repaid in full in cash, and not by conversion or other agreement.

     ECT Merchant also acquired a warrant to purchase 487,500 shares of Common Stock at a price of $5.00 per share, subject to antidilution adjustments, at any time during the period commencing March 11, 1999 and ending January 31, 2009. A third warrant entitles ECT Merchant to purchase 300,000 shares of Common Stock at $4.00 per share, subject to antidilution adjustments, at any time during the period commencing December 31, 2000 and ending January 31, 2009. The 300,000 share warrant terminates if, before December 31, 2000, (i) the outstanding balance on the Amended Term Loan B Note is paid in cash, (ii) no event of default with respect to the New Advancing Credit Facility Agreement has occurred, and (iii) all ECT Merchant's commitments to lend which are related to the Amended Term Loan B Note have been terminated. Because it first becomes exercisable December 31, 2000, the shares represented by the 300,000 share warrant will not be beneficially owned by ECT Merchant within the meaning of Rule 13d-3 until November 1, 2000.

     In addition to the foregoing, ECT and Samarac Corporation Ltd. ("Samarac") agreed as of December 31, 1998 to amend the Shareholders Agreement dated July 16, 1997 referenced in the July filing in order to (i) extend its term to two years as of December 31, 1998, (ii) expand the limitation on the sale of 5% of a shareholder's Common Stock ownership to include shares acquired on conversion of Samarac's Series VIII preference shares, and (iii) modify certain of Samarac's assignment rights with respect to Series VIII preference shares. In February, 1999, ECT exercised its right pursuant to the Shareholders Agreement and the Subscription Agreement dated July 16, 1997 to nominate a director to the Issuer's board.

     ECT Merchant directly owns 100,000 shares of Common Stock. It also beneficially owns 637,000 shares of Common Stock issuable on the exercise of warrants. The securities of the Issuer beneficially owned by ECT Merchant are being held for investment purposes. ECT and Enron will review ECT Merchant's investment in the Issuer on a continuing basis, and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to ECT, Enron and ECT Merchant, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to cause ECT Merchant to increase or decrease the size of its investment in the Issuer.

     Sundance directly owns 3,730,000 shares of Common Stock. It also holds the following instruments that, subject to antidilution adjustments, are exercisable or convertible within the next sixty days into an aggregate of 6,045,000 shares of Common Stock: (i) four warrants to purchase 1,000,000, 500,000, 750,000 and 45,000 shares of Common Stock, respectively, which are immediately exercisable,
(ii) 10,000 shares of Series I Preference Shares ("Preference Shares"), which may be converted into 2,500,000 shares of Common Stock at any time, and (iii) the Term Loan A Note, which has a principal balance of $10 million that may be converted into 1,250,000 shares of Common Stock at any time. In addition, at any time Sundance may acquire additional shares of Common Stock (the "Interest Shares") by converting any interest that may have accrued on the converted principal balance on the Term Loan A Note and, upon converting any portion of such principal, the holder must convert the interest attributable thereto. Interest accrues on the Term Loan A Note at the rate of 10.20% per annum, compounded annually, and can be converted at the lesser of $8.00 or the trade weighted average of the reported sales prices of the Common Stock for the 30 days preceding the date of conversion.

     In addition to the 10,000 Preference Shares referred to above, Sundance owns 5,000 Preference Shares (the "Optioned Shares") which by their terms are convertible into an aggregate of 1,250,000 shares of Common Stock. However, pursuant to the terms of a letter agreement among ECT, Samarac, and the Issuer, ECT has granted to Samarac an option to purchase the Optioned Shares at a price of $1,200 per shares (plus accrued dividends). This option is exercisable if the trade weighted average of the prices for the Common Stock during any period of 30 consecutive days ending on or prior to February 18, 2000 (a "Measurement Period") exceeds $7.00 per share and the Common Stock is listed on a U.S. national securities exchange or the NASDAQ National Market throughout such 30-day period. Because the option must be exercised within ten days after any 30 day period in which such conditions have been met, the option will expire February 28, 2000. If Samarac exercised the option, Sundance may require Samarac to pay the exercise price of the option through the delivery of shares of Common Stock, which shall have a deemed value of $7.00 per share for this purpose.

      Pursuant to the terms of the letter agreement, ECT also (i) waived, until February 18, 2000, its right under the terms of the Preference Shares to require the Issuer to redeem any of its Preference Shares, (ii) agreed that if the Common Stock's trade weighted average sales price for the 30 days preceding February 18, 2000 were less than $7.00, it could put such shares to the Issuer for an amount per share equal to $1,000 per share plus all accrued dividends,
(iii) agreed to effect conforming changes to the Preference Shares redemption right set forth in the Issuer's articles of incorporation, and (iv) agreed not to convert the Option Shares until February 18, 2000.

     If Sundance converted or exercised all instruments and securities held by it that are convertible or exercisable within sixty days into Common Stock, the 9,775,000 shares of Common Stock it would hold (exclusive of the Interest Shares) would represent approximately 27.8% of the Issuer's outstanding Common Stock.

     ECT directly holds 750,000 shares of Common Stock. Because of their control relationships, Enron and ECT may also be deemed to beneficially own the Common Stock that is beneficially owned by Sundance and ECT Merchant. Further, ECT, Enron, Ponderosa Assets, L.P., which is Sundance's general partner ("Ponderosa"), and Enron Ponderosa Management Holdings, Inc., which is Ponderosa's general partner ("EPMH"), may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Sundance. Likewise, ECT and Enron may be deemed to share voting and dispositive power over the Common Stock beneficially owned ECT Merchant. Enron and ECT hereby disclaim beneficial ownership of any such Common Stock, and the filing of this statement on Schedule 13D shall not be construed as an admission that ECT Merchant, Sundance, Ponderosa Assets, L.P., EPMH, ECT, Enron or any person listed on Schedules I, II, or III hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement. All percentage ownership calculations utilized herein are calculated in accordance with Rule 13(d)3(d)(1)(i)(D) and assume that the Issuer's March 3, 1999 representation to ECT Merchant that 25,407,716 shares of Common Stock were outstanding remains true.

     In addition to the shares of Common Stock reported herein, the Reporting Persons hold convertible promissory notes and other instruments that entitle or require the Reporting Entities to purchase a substantial number of shares of Common Stock. Such shares are not reported herein as being beneficially owned because the instruments do not entitle the holder to acquire shares within 60 days after the filing of this Schedule, except upon the occurrence of extraordinary and unpredictable events, such as a default on indebtedness. These arrangements are described in greater detail in the Deferred Payment Purchase Agreement and the Income Participation Certificate Purchase Agreement contained in the July filing and in the $11.25 million Exchangeable Promissory Note, the Subordinated Loan Conversion Agreement, the Income Participation Certificate Purchase Agreement, the Convertible Promissory Note (Term Loan C), and the $12.5 million Convertible Promissory Note (Advancing Credit Facility) filed herewith. Other than the transactions described herein, none of the Reporting Entities, nor, to their knowledge, Ponderosa, EPMH or any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the preceding sixty days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.  Amended and Restated Note Agreement

         Exhibit 2. $7.5 million Convertible Promissory Note (Advancing Credit Facility)

         Exhibit 3.  Warrant Agreement

         Exhibit 4.  Warrant regarding 150,000 Shares of Common Stock

         Exhibit 5.  Warrant regarding 487,500 Shares of Common Stock

         Exhibit 6.  Warrant regarding 300,000 Shares of Common Stock

         Exhibit 7.  Amended and Restated Note Agreement

         Exhibit 8.  Amended and Restated Convertible Promissory Note (Term B
                     Loan)

         Exhibit 9.  Amendment to Warrant Agreement

         Exhibit 10. Registration Rights Agreement

         Exhibit 11. Amended and Restated Registration Rights Agreement

         Exhibit 12. Letter Agreement dated March 16, 1999 regarding the
                     Shareholders' Agreement Amendment

         Exhibit 13. $11.25 million Exchangeable Promissory Note

         Exhibit 14. Subordinated Loan Conversion Agreement

         Exhibit 15. Income Participation Certificate Purchase Agreement

         Exhibit 16. Convertible Promissory Note (Term Loan C)

         Exhibit 17. $12.5 million Convertible Promissory Note (Advancing Credit
                     Facility)

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  March 22, 1999       SUNDANCE ASSETS, L.P.
                            By:  Ponderosa Assets, L.P.
                                 its general partner
                            By:  Enron Ponderosa Management
                                 Holdings, Inc. its general partner

                                 /s/ PEGGY B. MENCHACA
                            By   ____________________________
                                 Peggy B. Menchaca
                                 Vice President and Secretary


Date:  March 22, 1999       ENRON CAPITAL & TRADE RESOURCES, CORP.

                                 /s/ PEGGY B. MENCHACA
                            By:  ______________________________
                                 Peggy B. Menchaca
                                 Vice President and Secretary


Date:  March 22, 1999       ENRON CORP.

                                 /s/ PEGGY B. MENCHACA
                            By:  _______________________________
                                 Peggy B. Menchaca
                                 Vice President and Secretary

                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                   ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.

Name and Business Address          Citizenship                     Position and Occupation
---------------------------------------------------------------------------------------------------------
Each of the following
persons' business address is
1400 Smith Street, Houston,
TX 77002

James V. Derrick, Jr.                U.S.A.                    Director

Mark A. Frevert                      U.S.A.                    Director

Kenneth D. Rice                      U.S.A.                    Director and Chairman, Chief
                                                               Executive Officer and Managing Director

Gene E. Humphrey                     U.S.A.                    President and Managing Director

Richard B. Buy                       U.S.A.                    Managing Director

Andrew S. Fastow                     U.S.A.                    Managing Director

Mark E. Haedicke                     U.S.A.                    Managing Director and General Counsel

Jeffrey McMahon                      U.S.A.                    Managing Director, Finance and Treasurer

Jeremy M. Blachman                   U.S.A.                    Vice President

William W. Brown                     U.S.A.                    Vice President

Robert J. Hermann                    U.S.A.                    Vice President and General Tax Counsel

Michael J. Kopper                    U.S.A.                    Vice President

Peggy B. Menchaca                    U.S.A.                    Vice President and Secretary

Jordan H. Mintz                      U.S.A.                    Vice President, Tax and Tax Counsel

Kristina M. Mordaunt                 U.S.A.                    Vice President and Assistant General Counsel

                                  SCHEDULE II

                       DIRECTORS AND EXECUTIVE OFFICERS
                     ENRON CAPITAL & TRADE RESOURCES CORP.

Name and Business Address          Citizenship                     Position and Occupation
---------------------------------------------------------------------------------------------------------------
Mark A. Frevert                      U.S.A.                    Director; President--ECT Europe
1400 Smith Street                                              and Managing Director
Houston, TX  77002

Mark E. Haedicke                     U.S.A.                    Director; Managing Director and General Counsel
1400 Smith Street
Houston, TX  77002

Kevin P. Hannon                      U.S.A.                    Director; President and Chief Operating Officer
1400 Smith Street
Houston, TX  77002

Kenneth D. Rice                      U.S.A.                    Director; Chairman of the Board, Chief Executive
1400 Smith Street                                              Officer and Managing Director; Chairman and Chief
Houston, TX  77002                                             Executive Officer--ECT North America


Gene E. Humphrey                     U.S.A.                    Vice Chairman
1400 Smith Street
Houston, TX  77002

Robert J. Hermann                    U.S.A.                    Vice President and General Tax Counsel
1400 Smith Street
Houston, TX  77002


                                 SCHEDULE III

                       DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

Name and Business Address          Citizenship                     Position and Occupation
----------------------------------------------------------------------------------------------------------------
Robert A. Belfer                     U.S.A.                    Director; Chairman, President and Chief Executive
767 Fifth Avenue, 46th Fl.                                     Officer, Belco Oil & Gas Corp.
New York, NY 10153
Houston, TX 77002

Norman P. Blake, Jr.                 U.S.A.                    Director; Chairman, United States Fidelity and
USF&G Corporation                                              Guaranty Company
6225 Smith Ave. LA 0300
Baltimore, MD 21209

Ronnie C. Chan                       U.S.A.                    Director; Chairman of Hang Lung Development Group
Hang Lung Development
 Company Limited
28/F, Standard Chartered
 Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                       U.S.A.                    Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Joe H. Foy                           U.S.A.                    Director; Retired Senior Partner,
404 Highridge Dr.                                              Bracewell & Patterson, L.L.P.
Kerrville, TX 78028

Wendy L. Gramm                       U.S.A.                    Director; Former Chairman, U.S. Commodity Futures
P. O. Box 39134                                                Trading Commission
Washington, D.C.  20016

Ken L. Harrison                      U.S.A.                    Director; Vice Chairman of Enron Corp.
121 S. W. Salmon Street
Portland, OR 97204

Robert K. Jaedicke                   U.S.A.                    Director; Professor (Emeritus), Graduate School of
Graduate School of Business                                    Business Stanford University
Stanford University
Stanford, CA 94305
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                                 Page 16 of 18

Name and Business Address          Citizenship                     Position and Occupation
----------------------------------------------------------------------------------------------------------------
Charles A. LeMaistre                 U.S.A.                    Director; President (Emeritus), University of Texas
13104 Travis View Loop                                         M.D. Anderson Cancer Center
Austin, TX 78732

Jerome J. Meyer                      U.S.A.                    Director; Chairman and Chief Executive Officer,
26600 S.W. Parkway                                             Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

John A. Urquhart                     U.S.A.                    Director; Senior Advisor to the Chairman of Enron
John A. Urquhart Assoc.                                        Corp.; President, John A. Urquhart Associates
111 Beach Road
Fairfield, CT 06430

John Wakeham                         U.K.                      Director; Former U.K. Secretary of State for Energy
Pingleston House                                               and Leader of the Houses of Commons and Lords
Old Alresford
Hampshire S024 9TB
United Kingdom

Charls E. Walker                     U.S.A.                    Director; Chairman, Walker & Walker, LLC
Walker & Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.              U.S.A.                    Director; President, Winokur & Associates, Inc.
Winokur & Associates, Inc.
30 East Elm Ct.
Greenwich, CT 06830

Kenneth L. Lay                       U.S.A.                    Director; Chairman and Chief Executive Officer
1400 Smith Street
Houston, TX  77002

J. Clifford Baxter                   U.S.A.                    Senior Vice President, Corporate Development
1400 Smith Street
Houston, TX  77002

Richard B. Buy                       U.S.A.                    Senior Vice President and Chief Risk Officer
1400 Smith Street
Houston, TX  77002

Richard A. Causey                    U.S.A.                    Senior Vice President, Chief Accounting, Information
1400 Smith Street                                              and Administrative Officer
Houston, TX  77002

Name and Business Address          Citizenship                     Position and Occupation
----------------------------------------------------------------------------------------------------------------
James V. Derrick, Jr.                U.S.A.                    Senior Vice President and General Counsel
1400 Smith Street
Houston, TX  77002

Andrew S. Fastow                     U.S.A.                    Senior Vice President and Chief Financial Officer
1400 Smith Street
Houston, TX  77002

Mark A. Frevert                      U.S.A.                    President and Chief Executive Officer, Enron Europe,
1400 Smith Street                                              Ltd.
Houston, TX  77002

Stanley C. Horton                    U.S.A.                    Chairman and Chief Executive Officer, Enron Gas
1400 Smith Street                                              Pipeline Group
Houston, TX  77002

Rebecca P. Mark                      U.S.A.                    Vice Chairman; Chairman, Enron International, Inc.
1400 Smith Street
Houston, TX  77002

Lou L. Pai                           U.S.A.                    Chairman, President and Chief Executive Officer, Enron
1400 Smith Street                                              Energy Services, Inc.
Houston, TX  77002

Kenneth D. Rice                      U.S.A.                    Chairman and Chief Executive Officer, Enron Capital &
1400 Smith Street                                              Trade Resources Corp. - North America
Houston, TX  77002

Jeffrey K. Skilling                  U.S.A.                    Director; President and Chief Operating Officer, Enron
1400 Smith Street                                              Corp.
Houston, TX  77002

Joseph W. Sutton                     U.S.A.                    President and Chief Executive Officer, Enron
1400 Smith Street                                              International, Inc.
Houston, TX  77002
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